Cue Energy Resources Limited
A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au



08002520

11 April 2008

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC   20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.



Cue Energy Resources Limited

A.B.N. 45 066 383 971


RELEASE

Weekly Drilling Report Cobra -1A: 11th April 2008

Oil Search, the operator for PPL190, reports as at 0600 on 10th April 2008 that:

"The Cobra -1A well was awaiting parts required for repairs to the rig's top-drive system. Drilling is expected to recommence in the next few days.

Cobra -1A is located in PPL 190 and lies 13 kilometres east of the SE Gobe oil field and 7 kilometres east of the Bilip oil discovery. The well is targeting the lagifu Sandstone, which is the principal reservoir in the Gobe and SE Gobe fields, in a seismically-defined sub-thrust prospect. Cobra -1A is the first in PNG to target a sub-thrust play as the primary target.

The planned total depth of the well is 3,100 metres."

The participants in PPL 190 are:

Oil Search Limited (Operator)	62.556%
Murray Petroleum Company	26.497%
Cue PNG Oil Company	10.947%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer   11th April 2008



Cue Energy Resources Limited

A.B.N. 45 066 383 971


RELEASE

2D SEISMIC SURVEY UPDATE – T/37P and T/38P, Bass Basin

Cue Energy Resources Ltd, as operator for T/37P and T/38P, advises that the CUEBASS08 Marine Seismic survey is now 74% complete.

In total, 3660 line kilometres of full-fold seismic data will provide a tight 1 x 1km grid over the prospective central part of the Bass Basin. The aims of this survey are to mature leads along the "Poonboon-Yolla Trend" to drillable prospects and to provide significant seismic-data over leads, which currently have poor seismic coverage, in the Dondu Trough (see figure 1).

Participants in the T/37P and T/38P seismic survey are:

Galveston Mining Corporation Ltd	(100% Cue subsidiary)	50%
Exoil Ltd		50%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer   11th April 2008



Figure 1. Location map for the CUEBASS08 Marine Seismic Survey

CUE
CUEBASS2D MSS
------ Preplot ——— Complete

Figure 2

Survey progress map. Blue lines are complete.